EXHIBIT 99.1

Trilogy International Partners Inc. Sets Date to Report Second Quarter 2017 Results

BELLEVUE, Wash., June 27, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (TSX:TRL) announced today that it will report results for the second quarter ended June 30, 2017 after markets close on Wednesday, August 9, 2017. The Company will hold a conference call to discuss the results the following day, August 10, 2017, at 10:30 a.m. (PT).

Dial-in and online information for the conference call follows below.
No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Call Date:	Thursday, August 10, 2017
Call Time:	10:30 a.m. (PT)

US Toll Free:	1-888-317-6016
Canada Toll Free:	1-855-669-9657
International Toll:	1-412-317-6016

Online info (audio only): http://www.trilogy-international.com/events-and-presentationsLive simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free:	1-877-344-7529
Canada Toll Free:	1-855-669-9658
International Toll:	1-412-317-0088
Replay Access Code:	10109552

About Trilogy International Partners Inc.
Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed in 2005 by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:
Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900